UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

ReachLocal, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75525F104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l (b)
☐	Rule 13d-l (c)
☒	Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 879,644

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 879,644

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,644*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 2.99%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 846,099 shares held and 33,545 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and the Reporting Owner's note was convertible into a maximum of 33,545 shares.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 32,010

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 32,010

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,010*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0.11%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 30,789 shares held and 1,221 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 1,221 shares.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Partners IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,786,725

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,786,725

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,786,725*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 29.87%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 8,451,641 shares held and 335,084 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 335,084 shares.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 247,202

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 247,202

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,202*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0.84%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 237,775 shares held and 9,427 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 9,427 shares.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Partners III (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,030,426

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,030,426

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,426*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 6.90%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 1,952,995 shares held and 77,431 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 77,431 shares.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Partners 2006 (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,061,711

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,061,711

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,711*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.61%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 1,021,222 shares held and 40,489 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 40,489 shares.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Associates III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,277,628

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,277,628

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,628*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.74%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 2,190,770 shares held and 86,858 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 86,858 shares.

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,698,379

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,698,379

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,698,379*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 32.96%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 9,328,529 shares held and 369,850 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 369,850 shares.

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Venture Associates 2006, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,061,711

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,061,711

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,711*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.61%

12.	Type of Reporting Person (See Instructions) PN

*Consists of 1,021,222 shares held and 40,489 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 40,489 shares.

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). VantagePoint Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 40,571

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 40,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,571

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0.14%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75525F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 7,088

	6.	Shared Voting Power 13,085,377

	7.	Sole Dispositive Power 7,088

	8.	Shared Dispositive Power 13,085,377

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,085,377*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 44.48%

12.	Type of Reporting Person (See Instructions) IN

*Consists of 12,588,180 shares held and 497,197 issuable upon conversion of a convertible promissory note held by the Reporting Person as of December 31, 2015.  The number of shares issuable on conversion of the note is subject to a limit which varies over time depending on the Issuer's then outstanding shares of Common Stock and any other acquisitions of beneficial ownership by all Reporting Persons during the preceding 12 months. Based on 29,421,308 shares outstanding on November 6, 2015, as of December 31, 2015 all of the notes issued to all Reporting Persons together when issued were convertible into a maximum of 497,197 shares and Reporting Owner's note was convertible into a maximum of 497,197 shares.

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all but 7,088 of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.
	(a)	Name of Issuer ReachLocal, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367

Item 2.
(a)

Name of Person Filing
VantagePoint Venture Partners IV, L.P.
VantagePoint Venture Partners IV Principals Fund, L.P.
VantagePoint Venture Partners IV (Q), L.P.
VantagePoint Venture Partners III, L.P.
VantagePoint Venture Partners III (Q), L.P.
VantagePoint Venture Partners 2006 (Q), L.P.
VantagePoint Venture Associates III, L.L.C.
VantagePoint Venture Associates IV, L.L.C.
VantagePoint Venture Associates 2006, L.L.C.
VantagePoint Management, Inc.
Alan E. Salzman

	(b)	Address of Principal Business Office or, if none, Residence 1001 Bayhill Drive Suite 300, San Bruno, CA 94066
	(c)	Citizenship United States of America (Except Mr. Alan E. Salzman – Canada)
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 75525F104

Item 3.	If this statement is filed pursuant to §§240.13d-L(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

VantagePoint Venture Partners IV, L.P.: 879,644
VantagePoint Venture Partners IV Principals Fund, L.P.: 32,010
VantagePoint Venture Partners IV (Q), L.P.: 8,786,725
VantagePoint Venture Partners III, L.P.: 247,202
VantagePoint Venture Partners III (Q), L.P.: 2,030,426
VantagePoint Venture Partners 2006 (Q), L.P.: 1,061,711
VantagePoint Venture Associates III, L.L.C.*: 2,277,628
VantagePoint Venture Associates IV, L.L.C.**: 9,698,379
VantagePoint Venture Associates 2006, L.L.C.***: 1,061,711
VantagePoint Management, Inc.: 40,571
Alan E. Salzman****: 13,085,377

(b)	Percent of class:

VantagePoint Venture Partners IV, L.P.: 2.99%
VantagePoint Venture Partners IV Principals Fund, L.P.: 0.11%
VantagePoint Venture Partners IV (Q), L.P.: 29.87%
VantagePoint Venture Partners III, L.P.: 0.84%
VantagePoint Venture Partners III (Q), L.P.: 6.90%
VantagePoint Venture Partners 2006 (Q), L.P.: 3.61%
VantagePoint Venture Associates III, L.L.C.*: 7.74%
VantagePoint Venture Associates IV, L.L.C.**: 32.96%
VantagePoint Venture Associates 2006, L.L.C. ***: 3.61%
VantagePoint Management, Inc.: 0.14%
Alan E. Salzman****: 44.48%

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV (Q), L.P.: 0
VantagePoint Venture Partners III, L.P.: 0
VantagePoint Venture Partners III (Q), L.P.: 0
VantagePoint Venture Partners 2006 (Q), L.P.
VantagePoint Venture Associates III, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
VantagePoint Venture Associates 2006, L.L.C.***: 0
VantagePoint Management, Inc.: 0
Alan E. Salzman****: 7,088

(ii)

Shared power to vote or to direct the vote

VantagePoint Venture Partners IV, L.P.: 879,644
VantagePoint Venture Partners IV Principals Fund, L.P.: 32,010
VantagePoint Venture Partners IV (Q), L.P.: 8,786,725
VantagePoint Venture Partners III, L.P.: 247,202
VantagePoint Venture Partners III (Q), L.P.: 2,030,426
VantagePoint Venture Partners 2006 (Q), L.P.: 1,061,711
VantagePoint Venture Associates III, L.L.C.*: 2,277,628
VantagePoint Venture Associates IV, L.L.C.**: 9,698,379
VantagePoint Venture Associates 2006, L.L.C.***: 1,061,711
VantagePoint Management, Inc.: 40,571
Alan E. Salzman****: 13,085,377

(iii)

Sole power to dispose or to direct the disposition of

VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV (Q), L.P.: 0
VantagePoint Venture Partners III, L.P.: 0
VantagePoint Venture Partners III (Q), L.P.: 0
VantagePoint Venture Partners 2006 (Q), L.P.
VantagePoint Venture Associates III, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
VantagePoint Venture Associates 2006, L.L.C.***: 0
VantagePoint Management, Inc.: 0
Alan E. Salzman****: 7,088

(iv)

Shared power to dispose or to direct the disposition of

VantagePoint Venture Partners IV, L.P.: 879,644
VantagePoint Venture Partners IV Principals Fund, L.P.: 32,010
VantagePoint Venture Partners IV (Q), L.P.: 8,786,725
VantagePoint Venture Partners III, L.P.: 247,202
VantagePoint Venture Partners III (Q), L.P.: 2,030,426
VantagePoint Venture Partners 2006 (Q), L.P.: 1,061,711
VantagePoint Venture Associates III, L.L.C.*: 2,277,628
VantagePoint Venture Associates IV, L.L.C.**: 9,698,379
VantagePoint Venture Associates 2006, L.L.C.***: 1,061,711
VantagePoint Management, Inc.: 40,571
Alan E. Salzman****: 13,085,377

* VantagePoint Venture Associates III, L.L.C. is the general partner for both VantagePoint Venture Partners III (Q), L.P., and VantagePoint Venture Partners III, L.P. VantagePoint Venture Associates III, L.L.C. disclaims beneficial ownership of such shares.

** VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P. VantagePoint Venture Associates IV, L.L.C. disclaims beneficial ownership of such shares.

*** VantagePoint Venture Associates 2006, L.L.C. is the general partner for VantagePoint Venture Partners 2006 (Q), L.P. VantagePoint Venture Associates 2006, L.L.C. disclaims beneficial ownership of such shares.

**** Mr. Alan Salzman is a Managing Member of each of VantagePoint Venture Associates III, L.L.C., VantagePoint Venture Associates IV, L.L.C., VantagePoint Venture Associates 2006, L.L.C. and the Chief Executive Officer of VantagePoint Management, Inc.  Mr. Salzman disclaims beneficial ownership of all but 7,088 of such shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

VANTAGEPOINT VENTURE PARTNERS III, L.P.		VANTAGEPOINT VENTURE PARTNERS 2006 (Q), L.P.
By: VantagePoint Venture Associates III, L.L.C.		By: VantagePoint Venture Associates 2006, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE PARTNERS III (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES III, L.L.C.
By: VantagePoint Venture Associates III, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE PARTNERS IV, L.P.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman,Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES 2006, L.L.C.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS		VANTAGEPOINT MANAGEMENT, INC.
FUND, L.P.		By:	/s/ Alan E. Salzman
By: VantagePoint Venture Associates IV, L.L.C.		Name:	Alan E. Salzman, Chief Executive Officer

By:	/s/ Alan E. Salzman	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Alan E. Salzman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of ReachLocal, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  February 12, 2016

VANTAGEPOINT VENTURE PARTNERS III, L.P.		VANTAGEPOINT VENTURE PARTNERS 2006 (Q), L.P.
By: VantagePoint Venture Associates III, L.L.C.		By: VantagePoint Venture Associates 2006, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE PARTNERS III (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES III, L.L.C.
By: VantagePoint Venture Associates III, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE PARTNERS IV, L.P.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman,Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES 2006, L.L.C.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS		VANTAGEPOINT MANAGEMENT, INC.
FUND, L.P.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name:	Alan E. Salzman, Managing Member	Name:	Alan E. Salzman, Chief Executive Officer

/s/ Alan E. Salzman
Alan E. Salzman